

March 15, 2012

Via e-mail
Mr. Edward Farrell
Chief Accounting Officer, Controller and Interim Chief Financial Officer
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, NY 10105

> **Re: AllianceBernstein Holding L.P.**
> **AllianceBernstein L.P.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 10, 2012**
> **File Nos. 1-9818 and 0-29961**

Dear Mr. Farrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Results of Operations, page 38

1.   Please provide to us, and include in future filings, a tabular presentation of the items which make up the "impact on net income of AllianceBernstein non-GAAP adjustments."

Management Operating Metrics, page 46

2.   We note your use of the non-GAAP measures of Adjusted Operating Income and Adjusted Operating Margin. In future filings, please provide a statement disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors regarding your results of operations; and to the extent material, provide a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure. Refer to item 10(e) of Regulation S-K.

Capital Resources and Liquidity, page 54

3.   Please revise future disclosures to include a more robust discussion regarding changes in your operating cash flows. In this regard, we note that cash flows changed due to decreases in accounts payable and accrued expenses. Please further explain why these decreases occurred.

4.   Given your significant foreign operations, please (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents as of December 31, 2011, (ii) address the potential impact on your liquidity of having this cash outside the United States and (iii) include a statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel at (202) 551-3723 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief